United States securities and exchange commission logo





                              June 4, 2020

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       Room 102, 23-1 Wanghai Road
       Xiamen Software Park Phase 2
       Siming District, Xiamen City, Fujian Province
       The People's Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 8,
2020
                                                            CIK No. 377-03160

       Dear Mr. Huang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page 1

   1. Please briefly describe the "additional items of value" you will be paying to the underwriters in
connection with this offering.
 Zhuoqin Huang
FirstName LastNameZhuoqin Huang
Pop Culture Group Co., Ltd
Comapany NamePop Culture Group Co., Ltd
June 4, 2020
June 4, 2020 Page 2
Page 2
FirstName LastName

Risk Factors
Uncertainties in the interpretation and enforcement of PRC laws...
You may experience difficulties in effecting service of legal process, enforcing foreign judgments..., page 20

2. We note your disclosure that shareholders may have difficulty effecting service of process and enforcing judgments given that you are incorporated under the laws of the Cayman
         Islands and conduct your operations in China. Please revise your disclosure to also address the limitations on the ability of U.S. regulators to conduct investigations and inspections within China. Please ensure your disclosure addresses restrictions on the
         PCAOB's ability to conduct inspections of auditors in China as well as other limitations on obtaining information for shareholder investigations or litigation. Risks Relating to this Offering and the Trading Market
Because we are an "emerging growth company,"..., page 35

3. We note that you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please add disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
Management's Discussion and Analysis of Financial Condition and Results of Operation
COVID-19 Affecting Our Results of Operations, page 48

4. We note your statement that despite COVID-19, you managed to host and execute more and larger-scale events in the three months ended March 31, 2020 as compared to the same period in 2019. However, your disclosure states that these events were hosted in
         January 2020, which suggests that you were not able to continue the same level of business in February and March. Given that the majority of your net revenue is derived from hosting events and providing services related to events in China, please revise your discosure here and elsewhere as appropriate to explain whether the apparent reduction in events in February and March is a known trend or uncertainty that is reasonably likely to impact your future operating results and near-and-long-term financial condition. To the extent material, please also address whether you expect COVID-19 to impact your future operations differently than it affected the current period. In addition, we note that you may seek more financial support such as bank loans and shareholders' contribution for any shortfall of cash flow. Please revise to explain whether COVID-19 has impacted, or is expected to impact, your liquidity position. Refer to CF Disclosure
Guidance: Topic 9
         (March 25, 2020).
 Zhuoqin Huang
FirstName LastNameZhuoqin Huang
Pop Culture Group Co., Ltd
Comapany NamePop Culture Group Co., Ltd
June 4, 2020
Page 3
June 4, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 49

5. Please expand your discussion and analysis of the increase in revenues from event hosting, event planning and execution and marketing services to discuss the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.
         For example, you should discuss the key performance indicators of your Event Hosting,
         Event Planning and Execution and Marketing businesses presented in the description of your business and the average or range of event sponsorship fees, event ticket sales, planning and execution service fees and marketing fees during each period presented.

Liquidity and Capital Resources, page 54

6. We note that accounts receivable represent 68% of assets at December 31, 2019 and 62%
         of assets at June 30, 2019 and that the number of days revenues in accounts receivable at
         December 31, 2019 and June 30, 2019 appear to be in excess of 120 days. Please disclose your customary payment terms and provide a discussion of factors that impact the number of days revenue in accounts receivable.
Regulations, page 86

7. Please expand your discussion to disclose PRC regulation of the media sector, and of hip-
         hop in particular, including whether PRC laws or regulations could prevent the production or distribution of any of your content or otherwise place restrictions on your events or advertising. Please also disclose, if applicable, your potential liability for content distribution that the PRC government deems to be inappropriate. We note in particular
         news reports from 2018 reporting PRC content restrictions relating to hip-hop. Please also add risk factor disclosure as appropriate.

Principal Shareholders, page 99

8.       According to your beneficial ownership chart Zhuoqin Huang and Joya
Enterprises
         Limited do not currently hold any Class A Ordinary Shares. However, your disclosure in
         Related Party Transactions notes that on April 28, 2020, 3,566,923 of Mr. Huang's shares were redesignated as Class A Ordinary Shares. You provide similar disclosure on page
         120 where you state that Joya Enterprises Limited holds 3,566,923 Class A Ordinary
         Shares. Please revise your beneficial ownership disclosure to include Class A Ordinary shares held by Mr. Huang and Joya Enterprises Limited, or otherwise reconcile the discrepancy.
 Zhuoqin Huang
Pop Culture Group Co., Ltd
June 4, 2020
Page 4
Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(n) Revenue Recognition, page F-13

9. Please clarify whether your service fees are recognized over time or at a point in time.
         For performance obligations satisfied over time, please also clarify the methods you use to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Also, please tell us your consideration of providing the disclosures in ASC 606-10-50-20. Finally, please disclose your significant payment terms.
(z) Recent Accounting Policies, page F-17

10. We note your disclosure that ASU 2018-02 is effective for fiscal years beginning after
         December 15, 2018. As such, please revise to disclose whether or not you elected to reclassify the income tax effects of the Tax Cuts and Job Act and provide the disclosure required by ASC 220-10-50-2 or ASC 220-10-50-3.
12. Income Taxes, page F-21

11. We note your disclosure in note 2(q) that deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets liabilities and their tax bases. Please explain to us why you have not provided the disclosures required by ASC 740-10-50-2.
14. Ordinary Shares, page F-22

12. It appears from your disclosure that the May 2020 issuance of 1,843,600 shares is included in the 16,784,911 ordinary shares outstanding as of June 30, 2019. Please tell us your basis in GAAP for including such shares in outstanding shares at June 30, 2019.
13. Please disclose the significant terms of the subscription receivable classified as contra equity in the consolidated balance sheet.
15. Statutory Reserve, page F-22

14. Please tell us your consideration of disclosing the amount of registered capital or the total statutory reserve appropriation ultimately required.
17. Subsequent Events, page F-23
FirstName LastNameZhuoqin Huang
15. Please disclose the date through which subsequent events have been evaluated and
Comapany NamePop Culture Group Co., Ltd statements were issued or were available to be whether that date is the date the financial
June 4,issued. Please refer to ASC 855-10-50-1.
        2020 Page 4
FirstName LastName
 Zhuoqin Huang
FirstName LastNameZhuoqin Huang
Pop Culture Group Co., Ltd
Comapany NamePop Culture Group Co., Ltd
June 4, 2020
June 4, 2020 Page 5
Page 5
FirstName LastName
Interim Financial Statements
Condensed Consolidated Statements of Changes in Shareholders' Equity, page F-28

16. Please tell us why there is a difference in the capital injection from shareholders and the amount disclosed in cash flows from financing activities for the six months end December
         31, 2019.
        You may contact Tony Watson, Staff Accountant at 202-551-3318 or Bill Thompson,
Accounting Branch Chief at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services